Filed Pursuant to Rule 433
Registration Statement No. 333-187773
Dated February 24, 2014

CNA Financial Corporation

$550,000,000

3.950% Notes Due 2024

Issuer:	CNA Financial Corporation
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable)
Format:	SEC Registered
Securities:	3.950% Notes due 2024
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	February 24, 2014
Settlement Date:	February 27, 2014 (T + 3)
Maturity Date:	May 15, 2024
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2014 (short first coupon)
Principal Amount:	$550,000,000
Treasury Benchmark:	UST 2.750% due February 15, 2024
Treasury Benchmark Yield:	2.752%
Spread to Treasury Benchmark:	T + 120 basis points
Yield to Maturity:	3.952%
Coupon:	3.950%
Price to Public:	99.988% of principal amount
Optional Redemption:	At any time prior to February 15, 2024 at a discount rate of US Treasury + 20 basis points or on or after February 15, 2024 at par
CUSIP / ISIN:	126117AS9 / US126117AS92
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.
Co-Manager:	The Williams Capital Group, L.P.

*  Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, or Wells Fargo Securities, LLC at 1-800-326-5897.